Exhibit 99.1

MultiMetaVerse Holdings Limited Receives Nasdaq Notification Regarding Minimum Bid Price and Minimum Market Value of Listed Securities

SHANGHAI, October 18, 2024, MultiMetaVerse Holdings Limited (the “Company”) received a letter from The Nasdaq Stock Market LLC (“Nasdaq”) stating that the Company was not in compliance with the minimum bid price of $1.00 per share requirement under Nasdaq Listing Rule 5550(a)(2) (the “Bid Price Rule”) and the minimum market value of listed securities of $35 million requirement under Nasdaq Listing Rule 5550(b)(2) (the “MVLS Rule”), and had failed to regain compliance with the Bid Price Rule and the MVLS Rule during the extension period which ended on October 14, 2024. The Company has until October 22, 2024 to request a hearing before the Nasdaq Hearings Panel (the “Panel”),which it currently intends to do. If the Company does not request a hearing before the Panel by that date, trading in its Class A ordinary shares and warrants will be suspended at the opening of business on October 24, 2024 and a Form 25-NSE will be filed with the Securities and Exchange Commission (“SEC”) removing the securities from listing and registration on Nasdaq. In the event the Company’s securities are delisted from Nasdaq, its securities are expected to trade over-the-counter.

About MultiMetaVerse Holdings Limited

MultiMetaVerse Holdings Limited (NASDAQ: MMV) is an animation and entertainment company dedicated to providing a high-quality, immersive entertainment experience through original, user-generated, and professional user-generated content. MMV commenced animation production in 2015 under its signature Aotu World brand, which has attracted a broad following with its inspiring storyline and unique graphic style, particularly among younger audiences in China. By leveraging the company’s established user base, MMV has built a diverse product portfolio, including animated content, comic books, short videos, collectibles, stationery, consumer products, and mobile games across the Aotu World brand. It has also developed and augmented new brands, stories, and characters, such as Neko Album.

For more information, please visit https://www.multi-metaverse.com/.

For investor and media inquiries, please contact:

MultiMetaVerse Holdings Limited

Investor Relations

E-mail: ir@multi-metaverse.com